REPORT OF RESULT OF TAKE-OVER BID
SECTION 147.10 OF THE SECURITIES ACT (QUÉBEC)
1.	Name and address of the Offeree issuer:

Northern Peru Copper Corp. (the “Northern Peru”) 1550 – 625 Howe Street Vancouver, BC V6C 2T6

2.	Name and address of the Offeror:

Copper Bridge Acquisition Corp. (the “Offeror”) 700 West Georgia Street, 25th Floor Vancouver, BC V7Y 1B3

3.	The Bid:

The Offeror, pursuant to its offer dated December 20, 2007 (the “Offer”), made an offer to purchase all of the issued and outstanding common shares (the “Common Shares”) of Northern Peru, including all Common Shares issued or conditionally issued after the date of the Offer but before the expiry time of the Offer upon the exchange or exercise of any options of Northern Peru, upon the satisfaction of contractual rights to acquire Common Shares or in respect of any bonus shares issued under the share bonus plan in the stock option plan of Northern Peru, other than any Common Shares owned directly or indirectly by the Offeror, China Minmetals Non-Ferrous Metals Co., Ltd. or Jiangxi Copper Company Ltd. or any of their affiliates.

4.	Results of the Bid:

The Offeror took up and accepted for payment an aggregate of 31,761,682 Common Shares under the Offer, representing approximately 96% of the Common Shares on a fully-diluted basis.

The Offeror is entitled to acquire the Common Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of section 300 of the Business Corporations Act (British Columbia) for the same price and on the same terms as the Common Shares that were acquired under the Offer by mailing a formal notice to all remaining holders of Common Shares. On January 28, 2008, the Offeror mailed a formal notice of the compulsory acquisition to the remaining holders of the Common Shares.

DATED January 28, 2008.

COPPER BRIDGE ACQUISITION CORP.

by	/s/ Jiao Jian

Jiao Jian
President and Chief Financial Officer